BLUE SQUARE - ISRAEL LTD.
CONDENSED CONSOLIDATED INTERIM REPORT
(Unaudited)
AS OF JUNE 30, 2009

TABLE OF CONTENTS

Page

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS IN THOUSANDS OF NEW ISRAELI SHEKEL (NIS):

Statements of financial position	2-3

Statements of income	4

Statements of comprehensive income	5

Statements of changes in equity	6-7

Statements of cash flows	8-10

Notes to consolidated financial statements	11-22

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2009

				Convenience translation (note 2d)
	December 31,	June 30,		June 30,
	2008	2008	2009	2009
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	95,325	228,754	137,241	35,019
Short-term bank deposit	206	1,231	207	53
Marketable securities	171,849	195,857	173,726	44,329
Restricted deposit	-	-	440,015	112,277
Trade receivables	729,970	826,136	773,892	193,799
Other accounts receivable	87,624	109,626	96,308	28,248
Income taxes receivable	74,446	46,951	87,635	22,362
Inventories	497,080	491,591	527,798	134,677
Total current assets	1,656,500	1,900,146	2,236,822	570,764

NON-CURRENT ASSETS:
Investments in associates	4,915	4,931	4,827	1,231
Derivative financial instruments	5,248	925	19,381	4,945
Prepaid expenses in respect of operating leases	192,426	196,684	190,605	48,636
Other long-term receivables	1,554	3,810	1,356	346
Property, plant and equipment	1,701,222	1,658,553	1,739,071	443,754
Investment property	434,232	409,297	435,386	111,096
Intangible assets	404,422	287,635	404,934	103,326
Deferred taxes	44,508	35,401	46,504	11,866
Total non-current assets	2,788,527	2,597,236	2,842,064	725,200
Total assets	4,445,027	4,497,382	5,078,886	1,295,964

The accompanying notes are an integral part of the condensed consolidated financial statements.

January 20, 2010
Date of approval of the	David Wiessman	Zeev Vurembrand	Dror Moran
financial statements	Chairman of the Board of Directors	President and Chief Executive Officer	Vice President and Chief Financial Officer

	December 31,	June 30,		Convenience translation (note 2d) June30,
	2008	2008	2009	2009
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	210,901	184,057	725,528	185,131
Current maturities of convertible debentures	25,999	72,450	29,064	7,416
Trade payables	1,006,386	1,086,936	1,025,728	261,732
Other accounts payable and accrued expenses	* 426,217	481,124	493,312	125,878
Income taxes payable	6,933	4,254	3,449	880
Provisions	43,397	36,677	42,457	10,834
Total current liabilities	1,719,833	1,865,498	2,319,538	591,871

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current maturities	341,586	224,763	289,885	73,969
Convertible debentures, net of current maturities	130,525	144,916	128,070	32,679
Debentures, net of current maturities	985,844	796,888	1,001,537	255,559
Other liabilities	39,925	10,834	45,506	11,612
Derivatives financial instruments	* 21,074	7,954	8,725	2,226
Liabilities in respect of employee benefits, net of amounts founded	49,911	37,095	49,619	12,661
Deferred taxes	60,327	59,675	66,354	16,931
Total long-term liabilities	1,629,192	1,282,125	1,589,696	405,637
Total liabilities	3,349,025	3,147,623	3,909,234	997,508

EQUITY:
equity attributed to equity holders of the company:
Ordinary shares of NIS 1 par value	57,094	57,094	57,438	14,656
Additional paid-in capital	1,018,405	1,018,405	1,030,259	262,888
Other reserves	(261)	4,039	8,183	2,088
Accumulated deficit	(154,719)	(16,940)	(109,711)	(27,995)
	920,519	1,062,598	986,169	251,637
Minority interest	175,483	287,161	183,483	46,819
Total equity	1,096,002	1,349,759	1,169,652	298,456
Total liabilities and equity	4,445,027	4,497,382	5,078,886	1,295,964

*) Reclassified (see Note 3a).

The accompanying notes are an integral part of the condensed consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2009

						Convenience
						Translation
		For the		For the		(note 2d) for the
	Year ended	Six months		Three months		six months
	December 31,	Ended June 30,		Ended June 30,		ended June 30,
	2008	2008	2009	2008	2009	2009
	(Audited)	(Unaudited)				(Unaudited)
	NIS					U.S. dollars
	In thousands (except share and per share data)

Sales	7,429,121	3,739,561	3,608,739	1,918,403	1,843,951	920,832
Cost of sales	5,369,149	2,708,484	2,603,905	1,390,880	1,342,204	664,431

Gross profit	2,059,972	1,031,077	1,004,834	527,523	501,747	256,401

Selling, general and administrative expenses	1,794,720	870,050	883,981	443,983	441,062	225,563

Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	265,252	161,027	120,853	83,540	60,685	30,838

Other gains	12,233	617	4,464	392	1,739	1,139
Other losses	(14,716)	(2,426)	(5,102)	(947)	(4,539)	(1,302)
Changes in fair value of investment property, net	19,067	17,970	1,740	5,225	1,740	444
Operating profit	281,836	177,188	121,955	88,210	59,625	31,119

Finance income	60,700	45,231	37,995	16,004	27,016	9,695
Finance expenses	(166,295)	(93,658)	(85,222)	(56,187)	(62,246)	(21,746)
Share in losses of associates	(33)	(17)	(88)	(144)	(4)	(22)

Income before taxes on income	176,208	128,744	74,640	47,883	24,391	19,046
Taxes on income	43,806	26,474	24,780	10,650	6,879	6,323

Net income for the period	132,402	102,270	49,860	37,233	17,512	12,723

Attributable to:
Equity holders of the Company	104,586	87,613	39,606	29,505	13,071	10,106
Minority interests	27,816	14,657	10,254	7,728	4,441	2,617
Earnings per ordinary share of ADS attributable to equity holders of the company (note 8)

Basic	2.41	2.02	0.91	0.68	0.30	0.23
Fully diluted	1.62	1.50	0.91	0.64	0.30	0.23

The accompanying notes are an integral part of the condensed consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2009

						Convenience
						translation
		For the		For the		(note 2d) for the
	Year ended	six months		three months		six months
	December 31,	ended June 30,		ended June 30,		ended June 30,
	2008	2008	2009	2008	2009	2009
	(Audited)	(Unaudited)				(Unaudited)
	NIS					U.S. dollars
	In thousands

Net income:	132,402	102,270	49,860	37,233	17,512	12,723
Other comprehensive income:
Available-for-sale financial assets, net of tax	(2,214)	2,902	9,925	1,659	2,974	2,533
Actuarial gain (loss) on employee rights obligations , net of tax	(10,346)	110	-	-	-	-
Total other comprehensive income, net of tax	(12,560)	3,012	9,925	1,659	2,974	2,533
Total comprehensive income for the period	119,842	105,282	59,785	38,892	20,486	15,256

Total comprehensive income attributable to:
Equity holders of the Company	92,898	90,347	48,049	31,036	15,607	12,261
Minority interest	26,944	14,935	11,736	7,856	4,879	2,995

The accompanying notes are an integral part of the condensed consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2009

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Minority interest	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2009 (audited)	57,094	1,018,405	(261)	(154,719)	920,519	175,483	1,096,002
CHANGES DURING THE SIX- MONTHS ENDED JUNE 30, 2009 (unaudited):
Total comprehensive income for the period	-	-	8,444	39,605	48,049	11,736	59,785
Employee share-based payment	-	-	-	5,403	5,403	-	5,403
Transaction with minority interest	-	-	-	-	-	2,445	2,445
Issuance of shares upon conversion of convertible debentures	344	11,854	-	-	12,198	-	12,198
Dividends distributed to minority interest of subsidiaries	-	-	-	-	-	(6,181)	(6,181)
BALANCE AT JUNE 30, 2009 (unaudited)	57,438	1,030,259	8,183	(109,711)	986,169	183,483	1,169,652

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Minority interest	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2008 (audited)	57,094	1,018,405	1,415	(107,262)	969,652	278,028	1,247,680
CHANGES DURING THE SIX- MONTHS ENDED JUNE 30, 2008 (unaudited):
Total comprehensive income for the period	-	-	2,624	87,723	90,347	14,935	105,282
Employee share-based payment	-	-	-	2,599	2,599	67	2,666
Exercise of convertible debentures of subsidiary	-	-	-	-	-	5,248	5,248
Dividends distributed to minority interest of subsidiaries	-	-	-	-	-	(11,117)	(11,117)
BALANCE AT JUNE 30, 2008 (unaudited)	57,094	1,018,405	4,039	(16,940)	1,062,598	287,161	1,349,759

The accompanying notes are an integral part of the condensed consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
CONDENSED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2009

	Equity attributable to equity holders of the Company
	Ordinary Shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Minority interest	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2008 (audited)	57,094	1,018,405	1,415	(107,262)	969,652	278,028	1,247,680
CHANGES DURING 2008 (audited):
Comprehensive income for the period	-	-	(1,676)	94,574	92,898	26,944	119,842
Employee share-based payment				7,969	7,969	206	8,175
Transaction with minority interest	-	-	-	-	-	(103,264)	(103,264)
Dividends paid	-	-	-	(150,000)	(150,000)		(150,000)
Dividends distributed to minority interest of subsidiaries	-	-	-	-	-	(26,431)	(26,431)
BALANCE AT DECEMBER 31, 2008 (audited)	57,094	1,018,405	(261)	(154,719)	920,519	175,483	1,096,002

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Minority interest	Total equity
	Convenience translation into U.S. dollars in thousands (note 2d)

BALANCE AT JANUARY 1, 2009 (audited)	14,568	259,863	(67)	(39,479)	234,885	44,777	279,662
CHANGES DURING THE SIX- MONTHS ENDED JUNE 30, 2009 (unaudited):
Total comprehensive income for the period	-	-	2,155	10,106	12,261	2,995	15,256
Employee share-based payment	-	-	-	1,378	1,378	-	1,378
Transaction with minority interest	-	-	-	-	-	624	624
Issuance of shares upon conversion of convertible debentures	88	3,025	-	-	3,113	-	3,113
Dividends distributed to minority interest of subsidiaries	-	-	-	-	-	(1,577)	(1,577)
BALANCE AT JUNE 30, 2009 (unaudited)	14,656	262,888	2,088	(27,995)	251,637	46,819	298,456

The accompanying notes are an integral part of the condensed consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2009

						Convenience
						translation
						(note 2d) for
	Year ended	For the six months		For the three months		the six months
	December 31,	ended June 30		ended June 30		ended June 30,
	2008	2008	2009	2008	2009	2009
	(Audited)	(Unaudited)				(Unaudited)
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	176,208	128,744	74,640	47,883	24,391	19,046
Income tax paid	(94,212)	(48,044)	(34,775)	(29,410)	(19,642)	(8,873)
Adjustments required to reflect the cash flows from operating activities (a)	327,777	197,529	128,026	236,561	128,654	32,668
Net cash provided by operating activities	409,773	278,229	167,891	255,034	133,403	42,841

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(211,646)	(104,306)	(99,424)	(44,517)	(46,092)	(25,369)
Purchase of investment property	(69,749)	(36,331)	(3,307)	(4,158)	(978)	(844)
Purchase of minority shares in subsidiaries	(186,403)	-	(6,607)	-	-	(1,686)
Purchase of intangible assets	(30,372)	(15,108)	(9,194)	(3,609)	(5,181)	(2,347)
Proceeds from collection of short-term bank deposits, net	102,531	100,426	-	256	-	-
Investment in restricted deposit	-	-	(470,000)	-	-	(119,928)
Proceeds from collection of restricted deposit	-	-	79,985	-	79,985	20,409
Proceeds from sale of property, plant and equipment	1,559	377	1,537	60	1,036	392
Proceeds from sale of investment property	6,567	6,567	5,700	-	-	1,454
Proceeds from sale of marketable securities	185,104	106,237	57,179	40,481	22,976	14,590
Investment in marketable securities	(169,747)	(100,640)	(54,339)	(50,989)	(20,946)	(13,866)
Proceeds from sale of subsidiary share to the minority	-	-	10,074	-	10,074	2,571
Interest received	17,778	4,242	6,330	2,208	4,747	1,615
Net cash provided by (used in) investing activities	(354,378)	(38,536)	(482,066)	(60,268)	45,621	(123,009)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to shareholders	(150,000)	-	-	-	-	-
Issuance of debentures	121,259	-	-	-	-	-
Dividend paid to minority shareholders of subsidiaries	(22,077)	(11,117)	(10,534)	(11,117)	(6,181)	(2,688)
Receipt of long-term loans	231,398	13,709	6,500	5,000	2,500	1,659
Repayment of long-term loans	(130,571)	(46,074)	(66,389)	(22,824)	(35,901)	(16,940)
Repayment of other long term liabilities	(1,740)	(870)	(870)	(435)	(435)	(222)
Short-term credit from banks and others, net	15,689	16,645	476,575	18,392	(52,843)	121,606
Proceeds from exercise of options in a subsidiary	-	-	2,306	-	2,306	588
Interest paid	(89,244)	(39,642)	(45,879)	(8,224)	(10,495)	(11,707)
Net cash provided by (used in) financing activities	(25,286)	(67,349)	361,709	(19,208)	(101,049)	92,296
INCREASE IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT	30,109	172,344	47,534	175,558	77,975	12,128
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT AT BEGINNING OF PERIOD	53,029	56,410	83,138	53,196	52,697	21,214
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT AT END OF PERIOD	83,138	228,754	130,672	228,754	130,672	33,342

The accompanying notes are an integral part of the condensed interim financial statements.

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
 FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2009

							Convenience
							translation
							(note 2d) for the
		Year ended	For the six months		For the three months		six months
		December 31,	ended June 30		ended June 30		ended June 30,
		2008	2008	2009	2008	2009	2009
		(Audited)	(Unaudited)				(Unaudited)
		NIS					U.S. dollars
		In thousands

(a)	Adjustments required to reflect the cash flows from operating activities:
	Income and expenses not involving cash flows:
	Depreciation and amortization	153,882	71,440	79,766	36,848	39,992	20,354
	Increase in fair value of investment property, net	(19,067)	(17,970)	(1,740)	(5,225)	(1,740)	(444)
	Share in losses of associated company	33	17	88	144	4	22
	Share based payment	8,175	2,666	5,619	2,397	2,933	1,434
	Loss (gain) from sale and disposal of property, plant and equipment and provision for impairment of property, plant and equipment, net	5,989	(225)	2,196	29	2,554	560
	Gain from changes in fair value of derivative financial instruments	(19,247)	(14,627)	(17,952)	(961)	(15,396)	(4,581)
	Linkage differences on debentures, loans and other long term liabilities	59,669	35,258	16,358	29,945	23,668	4,174
	Capital loss (gain) from realization of investments in subsidiaries	(9,801)	1,603	(1,022)	350	1,522	(261)
	Liability in respect of employee benefit, net	263	1,220	(292)	72	(304)	(75)
	Decrease in value of marketable securities deposit and long-term receivables, net	11,169	3,402	7,064	3,488	4,768	1,802
	Interest paid, net	71,466	35,400	39,550	6,016	5,748	10,092

	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and other accounts receivable	59,967	(55,914)	(56,412)	133,418	290,230	(14,394)
	Decrease (increase) in inventories	(43,136)	(37,647)	(30,155)	65,001	53,814	(7,695)
	Increase (decrease) in trade payables and other accounts payable	48,415	172,906	84,958	(34,961)	(279,139)	21,680

		327,777	197,529	128,026	236,561	128,654	32,668

The accompanying notes are an integral part of these condensed interim financial statements.

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2009

							Convenience
							translation
							(note 2d) for the
		Year ended	For the six months		For the three months		six months
		December 31,	ended June 30		ended June 30		ended June 30,
		2008	2008	2009	2008	2009	2009
		(Audited)	(Unaudited)				(Unaudited)
		NIS					U.S. dollars
		In thousands

(b)	Supplementary information on investing and financing activities not involving cash flows:
	Conversion of convertible debentures of the company	-	-	12,198	-	12,198	3,113
	Conversion of convertible debentures of subsidiaries	6,655	6,387	-	2,224	-	-
	Purchasing property, plant and equipment on credit	14,797	6,931	10,153	6,931	10,153	2,591
	Restricted deposit against receipt of a short term loan	-	-	50,000	-	50,000	12,758

The accompanying notes are an integral part of these condensed interim financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

Information on the activities of Blue Square Israel Ltd and its subsidiaries

Blue Square-Israel Ltd. ("Blue Square") is an Israeli corporation, which, directly and through its subsidiaries (together - the Company), operates in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company operates in three operating segments: (1) Supermarkets, (2) Non-food Retail and  Wholesale and (3) Real Estate (see Note 3d  and Note 9).
Blue Square is a limited public company incorporated and is Israeli resident. The Company is under control and ownership of Alon Israel Oil Company Ltd..The address of its registered office is 2 Amal St., Afek Industrial Zone, Rosh Ha’ayin, Israel.  American Depositary Shares, each representing one ordinary share of Blue Square are listed for trading on the New-York Stock Exchange (the "NYSE"), and the ordinary shares of Blue Square are listed for trading on the Tel-Aviv Stock Exchange (the "TASE").

NOTE 2 - BASIS OF PREPARATION OF FINANCIAL STATEMENTS:

a)	Statements of compliances

The interim condensed consolidated financial information of the Company as of 30 June , 2009 and for the six and three month periods ended on that date (hereinafter - the interim financial report) have been  prepared in accordance with International Financial Reporting Standards (hereafter – "IFRS") as issued by the International Accounting Srandards Bord (hereafter – "IASB").
These interim financial report have been prepared in accordance with International Accounting Standard No. 34 - "Interim Financial Reporting" (hereafter – "IAS 34"). The interim financial report should be read in conjunction with the annual financial statements as of December 31, 2008 and for the year ended on that date and with the notes thereto.

The interim financial information is reviewed and is not audited.

b)	Translation of foreign currency balances and transactions

1)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (hereinafter - "the functional currency").  The consolidated interim financial statements are presented in NIS, which is the company’s functional and presentation currency.

BLUE SQUARE – ISRAEL LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

NOTE 2 - BASIS OF PREPARATION OF FINANCIAL STATEMENTS (continued):

Changes in the exchange rates of the US dollar and the Israeli CPI, in the reported periods are as follows:

	Exchange
	rate of the	Israel
	US dollar	CPI
	%
Six-month period ended June 30:
2009	3.1	1.2
2008	(12.8)	2.8
Three-month period ended June 30:
2009	(6.4)	1.9
2008	(5.7)	2.4
Year ended December 31, 2008	(1.1)	4.5

The exchange rate of the US dollar at June 30, 2009 is US$1 = NIS 3.919

c)	Transactions and balances

Transactions made in a currency which is different from the functional currency ("foreign currency") are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the end-of-period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

d)	Convenience translation into U.S. dollars

The financial statements as of June 30, 2009 and for the six month period ended have been translated into U.S. dollars using the representative rate of exchange at that date (U.S. $ 1 = NIS 3.919). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

BLUE SQUARE – ISRAEL LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended  December 31, 2008, as described in those annual financial  statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following new standards and amendments to standard are mandatory for the first time for the financial year beginning January 1, 2009 and were adopted by the Company as of that date:

a)
IAS 1 (revised),"presentation of financial statements" (hereafter IAS 1R). The revised standard prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity. All "non-owner changes in equity" are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the statement of income and statement of comprehensive income).

The Company has elected to present two statements: a statement of income and a statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

In addition, the amendment to IAS 1R explains that only some, and not all, financial assets and liabilities classified as ‘held for trading’ under the provisions of International Accounting Standard No. 39, ‘Financial Instruments – Recognition and Measurement’ (“IAS 39”) can be regarded as examples of assets and liabilities classified as current.  As part of the application of the amendment, the Company classified financial liabilities at fair value through profit or loss in respect of CPI forward transactions in the total amount of NIS 11,106 thousands as of December 31, 2008 into long-term liabilities.

b)
IFRS 8, "operating segments". IFRS 8 replaces IAS 14, "Segment reporting". It requires a "management approach" under which segment information is presented on the same basis as that used for internal reporting purposes.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

As a result the Company includes segment information in the financial report (see note 9).

The following new standards amendments to standard and interpretations have been issued, but are not effective for the financial year beginning January 1,  2009 and have not been early adopted.

a)
IFRS 3 (revised), ‘Business combinations’ and consequential amendments to IAS 27, Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’ and IAS 31, ‘Interests in joint ventures’, effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1,2009.

BLUE SQUARE – ISRAEL LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Management is assessing the impact of the new requirements regarding acquisition accounting, consolidation and associates on the Company. The Company does not have any joint ventures. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the minority interest in the acquiree either at fair value or at the minority interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed.

The Company will apply IFRS 3 (revised) to all business combinations from January 1, 2010. Where standards or interpretations mandatory for the first time for the financial year beginning January 1, 2009.

b)
Amendment to IAS 17 (in effect of annual periods commencing on January 1, 2010 and thereafter); the said amendment is part of the IASB's annual improvements project published in April 2009. Under the amendment to IAS 17, the requirement to automatically classify lease of land as an operating lease in any case where it is not expected that title would be passed to the lessee at the end of the lease period, would be cancelled. Accordingly, the type lease of land would be determined using the standard criteria for classification of a lease as finance or operating lease and based on the information available at time the lease was entered into with retrospective application, unless the entity does not have the information required for retrospective application of the amendment of the IAS 17.

The Company would apply the amendment to IAS 17 commencing January 1, 2010.
Company's management examines the potential effects of application of the amendment to IAS 17 on its financial statements.

NOTE 4 - EFFECT OF SEASONALITY:

The Company's operations are characterized by the effect of the Jewish religious holiday’s timing, in particular ‘Rosh-Hashanah’ (New Year) and ‘Passover’, with increase of its sales in the quarters when these holidays take place. In view of this, the results for the six-month period ended June 30, 2009 do not necessarily provide an indication of the results to be expected for the entire year ended December 31, 2009.

NOTE 5 – TAXES ON INCOME:

The income of the Company's Israeli subsidiaries is taxed at the regular rate. Under the provisions of amendment of the income tax ordinance, 2005, of august 2005, the corporate tax rates have been gradually reduced; as a result the corporate tax rates applicable as from tax year 2008 are as follows: 2008- 27% , 2009- 26%, 2010 and thereafter - 25%.

On July 23, 2009 the Economic Rationalization Law (Legislation Amendments for the Implementation of the Economic Plan for the years 2009 and 2010),2009, became effective; this law determined, inter alia a further gradual reduction of the corporate tax.

Rate as from 2011, as follows: 2011-24%, 2012- 23%, 2013- 22%, 2014- 21% 2015- 20%, 2016 and thereafter - 18%.

BLUE SQUARE – ISRAEL LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

NOTE 5 – TAXES ON INCOME (continued):

The implication of the change in the tax rate will be reflected in the results of the third quarter of 2009 by decrease in deferred tax liability and recognition in income from taxes in the amount of NIS 20.3 million (U.S $ 5.4 million) out of which the portion attributed to the company's owners is NIS 15.2 million (U.S $ 4.0 million).

NOTE 6 – DEBENTURES AND CONVERTIBLE DEBENTURES:

a.	On June 17 2009, Company convertible debentures with a par value of NIS 6,917,483 were converted into 344,239 ordinary shares.

b.	On August 5 2009, Company convertible debentures with a par value of NIS 13,268,820 were repaid.

c.
On October 18, 2009, Blue Square Real Estate, Company's subsidiary (hereafter – BSRE) issued to the public Series C debentures in the total amount of NIS 300,000,000; the debentures were issued  through a tender in accordance a shelf offering report of BSRE, which was published in accordance with a shelf prospectus of the company of May 20, 2009.

Total proceeds received in respect of the issuance of Series C debentures is NIS 294,280 thousands (net of issuance expenses of NIS 5,720 thousands).  The annual effective interest rate payable on Series C debentures, taking into account the issuance expenses as above is 4.55%.

The principal of debentures (Series C) would be repaid in eight non-equal annual installments on October 31 of each of the years 2011 to 2018 (inclusive), where six installments each constituting of 7.5% of the amount of the principal of the debentures would be paid on October 31 of each of the years 2011 to 2016 and two installments each constituting 27.5% of the amount of the principal of the debentures would be paid in October of each of the years 2017 and 2018.

BLUE SQUARE – ISRAEL LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

NOTE 7 - RELATED-PARTY BALANCES

Balances arising from sales/purchases of goods/services:

	December 31,	June 30,
	2008	2008	2009
	(Audited)	(Unaudited)
	NIS in thousands
Trade receivables	56,550	58,196	64,207
Other receivables	8,104	7,810	4,954
	64,654	66,006	69,161

The receivables from related parties arise mainly from sale transactions and are due two months after the date of sales. The receivables are unsecured in nature and bear no interest.

NOTE 8 – EARNING PER SHARE:

a.	Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	Year ended	For the six months		For the three months
	December 31,	ended June 30,		ended June 30,
	2008	2008	2009	2008	2009
	(Audited)	(Unaudited)
	NIS in thousands
Profit attributable to equity holders of the Company	104,586	87,613	39,606	29,505	13,071
Weighted average number of ordinary shares in issue	43,372,819	43,372,819	43,397,543	43,372,819	43,421,996

BLUE SQUARE – ISRAEL LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

NOTE 8 – EARNING PER SHARE (continued):

b.	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible debt and share options. The convertible debt is assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect.  For the share options, a calculation is made to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year ended	For the six months		For the three months
	December 31,	ended June 30		ended June 30
	2008	2008	2009	2008	2009
	Audited	Unaudited
	NIS in thousands
Profit attributable to equity holders of the Company	104,586	87,613	39,606	29,505	13,071
Gain from conversion feature and Interest expense on convertible debt (net of tax)	(31,527)	(20,335)	-,-	(725)	-,-
Profit used to determine diluted earnings per share	73,059	67,278	39,606	28,780	13,071
Weighted average number of ordinary shares in issue adjustments for:	43,372,819	43,372,819	43,397,543	43,372,819	43,421,996
Assumed conversion of convertible debt	1,664,873	1,420,421	-,-	1,420,421	-,-
Weighted average number of ordinary shares for diluted earnings per share	45,037,692	44,793,240	43,397,543	44,793,240	43,421,996
Options which were not included in the computation of diluted earnings per share due to anti dilutive effect	4,869,000	4,765,500	4,447,000	4,765,500	4,447,000
Convertible debentures which were not included in the computation of diluted earnings per share due to anti dilutive effect	-,-	-,-	1,640,144	-,-	1,640,144

BLUE SQUARE – ISRAEL LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

NOTE 9 – SEGMENT INFORMATION:

The Company includes segment information, according to IFRS 8.Based on the Company's organization structure and the nature of products and services that it provides, the Company presents three reportable segments: Supermarkets, Non-food Retail and Real estate. All Company's activities located in Israel.
The Company's chief operating decision makers review the Company's internal reports in order to evaluate performance and allocate resources. Company's management has set the operating segments based on these reports.
Administrative and general expenses of Head Quarters operations, other gains (loss) and financial income and expenses are not included in the results of each of the operating segments.
Additional data provided to the chief operating decision makers except the data provided below is measured in a manner that corresponds the method of measurement used in the financial statements.

Company's three operating segments consist of the following:

(1)
Supermarkets –The Company engaged through its fully held subsidiary, Mega Retail Ltd. ("Mega Retail"), in Supermarket activities, offering a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products .As of June 30, 2009, we operated 200 supermarkets in this segment.

This segment also includes properties owned through our held subsidiary, BSRE, in connection with the supermarket operation of our stores (including warehouses and offices).

(2)
Non-food Retail and Wholesale – The company engaged through our  held subsidiary, Bee Group Retail Ltd. ("Bee Group"), in Non- food Retail and wholesale activities .As of June 30, 2009, Bee Group consisted of 260 non- food Retail outlets, mostly through franchisees, with activities in the houseware and home textile, toys, leisure, and baby and young children sectors.

(3)
Real  Estate – The Company engaged through our subsidiary BSRE in commercial centers, office buildings and logistics centers owned by the Company for the purpose of deriving long-term yield from lease, and land held for long-term capital appreciation.

	Six months ended June 30, 2009 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	NIS in thousands
Net segment revenues	3,358,964	239,134	10,641	-	3,608,739
Inter segment revenues	-	31,125	-	(31,125)	-
Changes in fair value of investment property, net			1,740		1,740
Segment profit	101,546	17,936	7,571	324	127,377
Unallocated corporate expenses					(8,504)
Unallocated corporate gain due to decrease in holdings, net					3,082
Financial income					37,995
Financial expenses					(85,222)
Share in losses of associated companies					(88)
Income before taxes on income					74,640

BLUE SQUARE – ISRAEL LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

NOTE 9 – SEGMENT INFORMATION (continued):

	Six months ended June 30, 2008 (unaudited)
		Non - food			Total
	Supermarkets	retail	Real estate	Adjustments	consolidated
	NIS in thousands
Segment revenues	3,508,507	221,316	9,738	-	3,739,561
Inter segment revenues	-	31,623	-	(31,623)	-
Changes in fair value of investment property, net			17,970		17,970
Segment profit	149,876	20,444	22,335	(1,419)	191,236
Unallocated corporate expenses					(12,446)
Unallocated corporate losses due to decrease in holdings, net					(1,602)
Financial income					45,231
Financial expenses					(93,658)
Share in losses of associated companies					(17)
Income before taxes on income					128,744

	Three months ended June 30, 2009 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	NIS in thousands
Net segment revenues	1,731,387	107,203	5,361	-	1,843,951
Inter segment revenues	-	10,316	-	(10,316)	-
Changes in fair value of investment property, net			1,740		1,740
Segment profit	57,099	742	5,166	(38)	62,969
Unallocated corporate expenses					(3,882)
Unallocated corporate gains due to decrease in holdings, net					538
Financial income					27,016
Financial expenses					(62,246)
Share in losses of associated companies					(4)
Income before taxes on income					24,391

BLUE SQUARE – ISRAEL LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

NOTE 9 – SEGMENT INFORMATION (continued):

	Three months ended June 30, 2008 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	NIS in thousands
Net segment revenues	1,800,539	112,813	5,051	-	1,918,403
Inter segment revenues	-	12,585	-	(12,585)	-
Changes in fair value of investment property, net			5,225		5,225
Segment profit	79,481	8,930	8,081	119	96,611
Unallocated corporate expenses					(8,278)
Unallocated corporate losses due to decrease in holdings, net					(123)
Financial income					16,004
Financial expenses					(56,187)
Share in losses of associated companies					(144)
Income before taxes on income					47,883

	Year ended December 31, 2008 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	NIS in thousands
Net segment revenues	6,966,839	442,130	20,152	-	7,429,121
Inter segment revenues	-	55,393	-	(55,393)	-
Changes in fair value of investment property, net			19,067		19,067
Segment profit	246,096	29,077	26,445	(2,957)	298,661
Unallocated corporate expenses					(26,606)
Unallocated corporate gains due to decrease in holdings					9,781
Financial income					60,700
Financial expenses					(166,295)
Share in losses of associated companies					(33)
Income before taxes on income					176,208

BLUE SQUARE – ISRAEL LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

NOTE 10 – CONTINGENCIES

a.
On September 14, 2009 the Company  was served with a claim and a request for approval as a class action (the "Claim"), in which the Company is being sued regarding the sale of cosmetics and perfume products without marking the expiry date or the allowed use period after its opening, as is allegedly obligatory according to the 15 amendment of the Pharmacists directive [new edition] 1981 which is in effect since July 1,2009.

The plaintiff's personal claim is estimated by him at approximately NIS 175 and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at least at NIS 13 million. In addition, the plaintiff requests that the court will issue an injunction forbidding the company from selling such products without the marked expiry date or the maximum allowed period for use after opening. The Company is currently reviewing the Claim and denying all above allegations, however, at this preliminary stage of the proceedings, it is unable to evaluate its likelihood of success in the proceedings, including the likelihood that the Claim will be certified as a class action.

b.
On December 8, 2009, the company was served with a claim and a request for approval as a class action ("the claim") in which the company is being sued regarding alleged misrepresentations as to the contents of Fruit spreads sold by the company under its private label "mega".  The plaintiff's personal claim is estimated by him at approximately NIS 52 and if the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at least at NIS 8.4 million. The company is currently reviewing the Claim and denying all above allegations, however, at this preliminary stage of the proceedings, it is unable to evaluate its likelihood of success in the proceedings, including the likelihood that the Claim will be certified as a class action.

c.
On November 4, 2009 the request for approval as a class action and personal claim concerning refund in cash of the deposit on the beverages bottles was dismissed by the court upon the plaintiff's request.

d.	On October 29, 2009 the request for approval as a class action regarding the coordination of the selling prices of ink heads produced by HP was withdrawn by the plaintiff with respect to the company.

NOTE 11 –  REORGANIZATION OF REAL ESTATE ACTIVITY

In September 2009, the reorganization plan of the real estate activity of the company and its centralization under the subsidiary BSRE, was completed under which the real estate properties of the subsidiary Mega Retail Ltd. (formerly Blue Square Chain Investment & Properties Ltd) (Mega Retail), were transferred to BSRE.

Within the approval of the property transfer transaction the following were approved as well:
1.
Lease agreement to lease the transferred properties that are not leased to third parties to Mega Retail for ten years from the closing date of the purchase agreement and an option to the lessee to extend the lease agreement for five additional years, and,

2.
An agreement to extend the term of the existing lease agreements between Mega Retail and BSRE to an identical period (ten years from the closing date of the purchase agreement and an option to the lessee to extend the lease agreement for five additional years).

BLUE SQUARE – ISRAEL LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (continued)

NOTE 11 –  REORGANIZATION OF REAL ESTATE ACTIVITY (continued):

The completion of the transaction was performed as a of split pursuant to Section 105 to the Income Tax Ordinance which confers upon Mega Retail an exemption from the payment of land appreciation tax at this stage and its deferment under the split agreement with BSRE until the realization of the properties (as far as realized) or by the depreciation rate of the depreciable properties by BSRE. In addition, the payment of purchase tax for the transaction will be at a reduced tax rate of 0.5%.
The company and the subsidiaries, Mega Retail and BSRE will be subject to the restrictions prescribed by the provisions regarding the split pursuant to Section 105 to the Ordinance.

BSRE pledged certain of the transferred properties as collateral for a loan taken in order to finance the transaction.  Transaction costs including purchase tax were recorded as expense in the statement of operations.

NOTE 12 –  SUBSEQUENT EVENT

On January 14, 2010 the Board of Directors declared a dividend  in the amount of NIS 75 million (NIS 1.7156  per share based on number of outstanding shares as of January 14, 2010). The dividend, will be payable on or about February 25, 2010 to shareholders of record as of close of businesses on February 11, 2010.

The dividend, net of taxes withheld at source pursuant to Israeli law, will be payable on or about February 25, 2010 to shareholders of record as of close of business on February 11, 2010. Holders will be paid in US Dollars based on the representative rate of exchange of the US Dollar against the NIS published by the Bank of Israel on or about February 25, 2010.

Convertible debentures - following the dividend distribution, the conversion ratio of the Company's 5.9% convertible debentures issued in August 2003 (outstanding principal amount of 13,268,880 as of September 30, 2009) will be adjusted on February 12, 2010, due to the dividend described above. Following the adjustment, each NIS 18.379 par value of the convertible debentures will be convertible into one ordinary share of the Company.

Option plan – following the dividend distribution, the option’s exercise price per share for employees and managers will be adjusted on February 12, 2010. Following the adjustments, the exercise price per share will be NIS 33.56 for the employees and NIS 36.47 for the managers.
The dividend per share, the conversion ratio adjustment of convertible debentures and the adjustment of options exercise price are subject to number of outstanding shares as of  close of  business on February 11, 2010.

The Board decided in view of the changes and development of the Company since 2003 to amend Company's net debt to EBITDA ratio for dividend distribution. As of September 30, 2009 the Company met the new ratio.